Exhibit 99.1

AMIRA NATURE FOODS LTD

(a British Virgin Islands Company)

(NYSE Ticker: ANFI)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 22, 2014

(or any adjourned or postponed meeting thereof)

To the Shareholders of Amira Nature Foods Ltd:

Notice is hereby given that the Annual General Meeting of Shareholders of Amira Nature Foods Ltd (the “Company,” “ANFI”, “we”, “us”, or “our”) will be held on July 22, 2014 at 12:00 noon, local time, at Bischofstrasse 90, D-47809 Krefeld, Germany. The meeting is called for the following purposes:

1.	To elect Karan A. Chanana, Bimal Kishore Raizada, Neal Cravens, Shiv Surinder Kumar, Harash Pal Sethi and Bruce C. Wacha to serve on the Board of Directors until the 2015 Annual General Meeting of the Company or until their respective successors are duly appointed and qualified; and

2.	To transact such other business as may properly come before the Annual General Meeting or any adjournment or adjournments thereof.

The close of business on July 11, 2014 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual General Meeting. Our share transfer books will not be closed. A list of the shareholders entitled to vote at the meeting may be examined at our offices during the 10-day period preceding the meeting.

All shareholders of record as of the record date are cordially invited to attend the meeting in person. Whether or not you expect to attend, you are respectfully requested by our Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at +1 2019600745. The Annual General Meeting materials (including the notice and proxy card) are available on our corporate website at www.amira.net. Our most recent Annual Report on Form 20-F will be available on our corporate website at www.amira.net as soon as it is filed with the Securities and Exchange Commission.

You may also obtain a copy of these materials or Annual Report, free of charge, by contacting Bruce C. Wacha, CFO & Executive Director, 29E, A.U. Tower, Jumeirah Lake Towers, Dubai, UAE.

By Order of the Board of Directors,

/s/ Karan A. Chanana
Karan A. Chanana
Chairman and Chief Executive Officer

Dated: July 11, 2014

IMPORTANT

Whether or not you expect to attend the Annual General Meeting, please complete, date, and sign the accompanying proxy form, and return it promptly in the enclosed return envelope. If you grant a proxy, you may revoke it at any time prior to the Annual General Meeting or nevertheless vote in person at the meeting.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by returning your proxy card, in accordance with the instructions you will receive from such broker, bank, custodian or other nominee, which will include instructions on how to vote your shares.

AMIRA NATURE FOODS LTD

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

MATERIALS

for

ANNUAL GENERAL MEETING OF SHAREHOLDERS

These materials are being furnished in connection with the solicitation of proxies by the Board of Directors of Amira Nature Foods Ltd (the “Company,” “ANFI”, “we”, “us”, or “our”) for the Annual General Meeting of Shareholders to be held on July 22, 2014 at 12:00 noon, local time, at Bischofstrasse 90, D-47809 Krefeld, Germany, and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to Bruce C. Wacha, CFO & Executive Director at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted on each of the proposed matters in accordance with the discretion of the proxy holder named therein.

The Company will bear the entire cost of preparing, assembling, printing and mailing these materials, the accompanying proxy form, and any additional material that may be furnished to shareholders. The approximate date on which these materials and the accompanying form of proxy will first be mailed or given to our shareholders is July 11, 2014.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend, you may vote by ballot at the meeting, thereby canceling any proxy previously submitted.

GENERAL INFORMATION ABOUT VOTING

Record Date, Outstanding Shares, Voting Rights and Quorum

Only holders of our ordinary shares, $0.001 par value per share, of record at the close of business on July 11, 2014 (the “Record Date”) are entitled to vote at the Annual General Meeting. As of the close of business on the Record Date, there were outstanding and entitled to vote 28,671,178 ordinary shares. For purposes of voting at the Annual General Meeting, each share is entitled to one vote upon all matters to be acted upon at the Annual General Meeting. One or more shareholders present in person or by proxy and entitled to cast a majority of votes shall constitute a quorum.

Attending the Annual General Meeting

If you are a shareholder of record, you may vote in person at the Annual General Meeting. We will give you a ballot sheet when you arrive. You may obtain directions to the meeting by contacting Bruce C. Wacha at 29 E, A.U. Tower, Jumeirah Lake Towers, Dubai, UAE., telephone number: +1 2019600745, or by writing to Company at the above address.  If you attend the meeting, you may vote there in person, regardless whether you have voted by any of the other means mentioned in the preceding paragraph.

Votes Required

Proposal No. 1: Under applicable British Virgin Islands law and our Amended and Restated Memorandum and Articles of Association (our “Memorandum”), directors are elected by the affirmative vote of a simple majority of the votes cast in person or in proxy at the Annual General Meeting and entitled to vote thereon. Our Memorandum does not provide for cumulative voting.

Only shares that are voted are taken into account in determining the proportion of votes cast. Any shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the election of Directors. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Procedures for Voting or Revoking Proxies

If you do not wish to vote in person or you will not be attending the Annual General Meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy form. To vote by proxy using the enclosed proxy form (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy form and return it promptly in the envelope provided. The persons authorized by any of those means to vote your shares will vote them as you specify or, in absence of your specification, as stated on the form of proxy.

If you intend to vote by proxy, your vote must be received by the Company no later than July 19, 2014, 48 hours before the time of the Annual General Meeting to be counted.

You may revoke any proxy by notifying the Company in writing at the above address, ATTN: Bruce C. Wacha, or by voting a subsequent proxy or in person at the meeting.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the Annual General Meeting, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the meeting, six directors will be elected by the shareholders to serve until the next Annual General Meeting of shareholders or until their successors are elected and shall qualify. It is intended that the accompanying proxy will be voted for the election of Karan A. Chanana, Bimal Kishore Raizada, Neal Cravens, Shiv Surinder Kumar, Harash Pal Sethi and Bruce C. Wacha as directors unless the proxy contains contrary instructions. We have no reason to believe that any of the nominees will not be a candidate or will be unable to serve. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named as proxies on the proxy card have advised that they will vote for the election of such substitute person or persons as shall be designated by the directors.

Set forth below are the respective employment histories of the six nominees and the periods during which each has served on our Board of Directors.

Karan A. Chanana has been our Chief Executive Officer and Chairman of the Board of Directors since February 2012 and has been a director of Amira India since 1994. Mr. Chanana is also the Chairman for the Food Processing Value Addition Council of the Associate Chamber of Commerce and Industry of India, a member of various committees of the Confederation of Indian Industries, including the Agricultural Committee. Mr. Chanana received a Bachelor of Commerce degree from the University of Delhi in 1993.

Bimal Kishore Raizada has been a member of our board of directors since March 2012. From April 1973 until his retirement in 2003, Mr. Raizada worked at Ranbaxy Laboratories Ltd., where he ultimately was responsible for the company’s worldwide non-human health business and oversaw the management of SRL Ranbaxy Limited. Mr. Raizada represented Ranbaxy within numerous industry associations, including the Confederation of Indian Industry, the Federation of Indian Chambers of Commerce and Industry, the Indian Pharmaceutical Association, and the Organization of Pharmaceutical Producers of India. Mr. Raizada acted as a Corporate Advisor to Ranbaxy with respect to Pharmaceutical regulations, Pricing management, IPR and policy till March 2006.In 2005 joined the Board of Marsing & Company A/S Denmark in order to help restructure the company’s pharmaceutical businesses within Europe. Between July 2008 and March 2009, Mr. Raizada worked as Managing Director of Marsing and Company Ltd.  Since 2011, Mr. Raizada had worked as Managing Director of Zenotech Laboratories Ltd., a manufacturer of oncological and biotechnological drugs from March 2011 to October 2013.

Mr. Raizada has served as a director of Hikal Ltd, P I Industries Ltd., PNB Housing Finance Ltd., and Zenotech Laboratories Ltd., each a public company in India. Mr. Raizada was a member of the Corporate Management group of Ranbaxy Laboratories Ltd. from 1975 until his retirement in 2003, where he was involved in Government Relations, Policy, IPR and Communications and interacted with the Ministries of Finance, Chemicals, Commerce, Health and Science, and Technology in India and overseas. Mr. Raizada received a Bachelor of Commerce degree from the University of Delhi and is a member of the Institutes of Chartered Accountants both in England/Wales and India.”

Neal Cravens has been a member of our board of directors since October 2012. From September 8, 2009 through March 20, 2012, Mr. Cravens served as Chief Financial Officer of Cott Corporation, a leading supplier of private label carbonated soft drinks distributing to Canada, the United States, Mexico, the United Kingdom and Europe. From late 2007 to early 2009, he served as the Chief Financial Officer of Advantage Sales and Marketing LLC, a consumer products broker. From late 2004 to early 2006, Mr. Cravens was a Senior Vice President of Finance at Warner Music Group. Mr. Cravens also held a variety of roles from 1978 through 2000 at Seagram Company Ltd., the beverage, consumer products, and media entertainment company, including Senior Vice President of Finance, Chief Accounting Officer and Vice President of Planning, Mergers and Acquisitions. He also served as Executive Vice President and Chief Financial Officer of Seagram’s Tropicana and Universal Music Group divisions. While at Seagram, Mr. Cravens had responsibility for SEC reporting, managing credit facilities, conducting equity and debt financings, strategic planning and M&A and was involved in many transactions. Mr. Cravens received a Bachelor’s degree from the University of Kentucky in 1974 and a M.B.A. from the University of Kentucky in 1976.

Shiv Surinder Kumar has been a member of our Board of Directors since June 5, 2013. He brings with him over 20 years of experience in the areas of asset management, merchant banking, capital markets and wealth management across Asia, Europe and the Middle-East. Mr. Kumar has been the Founder/Director of Bridge Capital and has been a Director of that firm since 2006. Bridge Capital provides a broad range of corporate finance services and has managed funds in excess of US$200 million covering the infrastructure and the warehousing sectors. At Bridge Capital, Mr. Kumar heads the overall operations of the group. From 2000 to 2006, Mr. Kumar was the Director of Genesis International, Dubai, UAE where he worked on a number of strategic investment projects including airport privatization in India, private placements in mid-cap Indian companies and discretionary portfolio management. From 1997 to 2000 Mr. Kumar was a financial consultant with Merrill Lynch International, where he managed private banking assets with a focus on structured products related to wealth management of high net worth individuals and family offices. From 1992 to 1997 Mr. Kumar worked as Vice President for Hinduja Finance Ltd, India, where he arranged investment banking transactions and invested on a proprietary basis in venture capital transactions. From 1991 to 1993, Mr. Kumar was Vice President of Prime Securities Limited, India where he traded equities, structured government securities/units for Indian corporates and managed their portfolios. From 1988 to 1991, Mr. Kumar was Assistant Vice President with Bank of America NT& SA where he was part of an investment banking team that generated a substantial portion of that bank's profits in India during that period. Mr. Kumar received a Bachelor of Commerce degree from HR College of Commerce (Bombay University, India) and an MBA from International Management Institute, New Delhi, India.

Harash Pal Sethi has been a member of our Board of Directors since November 10, 2013. He brings with him over 40 years of experience in the areas of finance, accounting, corporate finance, cross-border investments, investment advisory and structuring of joint ventures in the UK, Europe, the Middle East and India. Mr. Sethi has been a part of Cornelius Barton & Co, a London based firm providing audit, accounting, tax and consulting services to family owned businesses and high net worth individuals since 1972 as a chartered accountant, partner and the sole proprietor since 1990. He has been a partner at Blenheim Equity LLP since 2005 and Blenheim Windfarms LLP since 2007 focusing on equity and financing transactions for European wind and solar projects. Since 2008, he has been an advisor to the Trishna Group, which owns and manages restaurants in the UK and Europe, and advises on international opportunities for diversification and development. Mr. Sethi has also been a director of Euro Afro Financial Holdings Limited, an investment holding company between 2002 and 2013,. As a member of the board of directors of Eoxis India Private Limited from February 2011 through February 2013, Mr. Sethi advised on India-based investments, business development and acquisitions of India-based projects. Mr. Sethi received a Bachelor of Commerce degree from Shri Ram College of Commerce, Delhi University, India in 1972. He also qualified as a Chartered Accountant in 1976 from the Institute of Chartered Accountants in England & Wales and is presently a Fellow Member.

Bruce C. Wacha was appointed as our Chief Financial Officer and as an Executive Director on the Company’s Board of Directors on June 2, 2014. As Chief Financial Officer, Mr. Wacha is responsible for the Company’s corporate finance, accounting and audit functions. In addition, he is also involved in the management of the Company’s U.S. and global business strategy, corporate planning and governance.  Mr. Wacha joined the Company with more than 15 years of experience in the financial services industry and has advised corporate clients across the food, beverage and consumer products landscape.  Mr. Wacha has held positions at Deutsche Bank Securities, Merrill Lynch & Co., Inc. and Prudential Securities, Inc., and was a key advisor to the Company on the Company’s initial public offering while at Deutsche Bank.  Mr. Wacha received a Bachelor of Arts and a Masters of Business Administration from Columbia University’s Columbia College and Columbia Business School, respectively.

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

Director Independence

Our board of directors has determined that each of Messrs. Raizada, Cravens Kumar and Harash are independent under the New York Stock Exchange (“NYSE”) Listed Company rules. None of these persons is party to any related party transaction not otherwise disclosed by the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE BOARD OF DIRECTORS’ NOMINEES.

We will bear the cost of preparing, printing, assembling and mailing these materials, the proxy card and any other material which may be sent to shareholders in connection with our Annual General Meeting. It is contemplated that brokerage houses will forward these materials and the proxy card to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Important Notice Regarding Availability of Annual General Meeting Materials and Proxy Card

The Annual General Meeting materials (including the notice and proxy card) are available on our corporate website at www.amira.net. Our most recent Annual Report on Form 20-F will be available on our corporate website at www.amira.net as soon as it is filed with the Securities and Exchange Commission.

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

By Email: bruce.wacha@theamiragroup.com

By Telephone: +1 2019600745

By Letter: to Mr. Bruce C. Wacha, as noted above

Please make the request as instructed on or before July 17, 2014 to facilitate timely delivery.

Other Matters to Be Presented at the Annual General Meeting

Management does not know of any matters other than those stated in these materials and the proxy card that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

Shareholder Communications with the Board of Directors

The Board of Directors maintains a process for shareholders to communicate with the board. Shareholders wishing to communicate with the board or any individual director must mail a communication addressed to the board or the individual director to our Board of Directors, c/o Amira Nature Foods Ltd, 29E, A.U. Tower, Jumeirah Lake Towers, Dubai, United Arab Emirates. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full board of directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other documents with the Securities and Exchange Commission (“SEC”) under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

We will only deliver one copy of these materials to multiple security holders sharing an address unless we have received contrary instructions from one or more of the security holders. Upon written or oral request, we will promptly deliver a separate copy of these materials and any future annual reports and proxy card to any security holder at a shared address to which a single copy of these materials were delivered, or deliver a single copy of these materials and any future annual reports and related materials to any security holder or holders sharing an address to which multiple copies are now delivered. You should direct any such requests to us at the following address: Attn: Bruce C. Wacha, CFO & Executive Director, at 29E, A.U. Tower, Jumeirah Lake Towers, Dubai, UAE.

We will provide without charge to each person to whom we are sending these materials and related proxy card, on the written request of any such person, a copy of our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 (as filed with the SEC), including the financial statements contained therein. All such requests should be directed to the Company, Attn: Bruce C. Wacha, CFO & Executive Director, at 29E, A.U. Tower, Jumeirah Lake Towers, Dubai, UAE; telephone: +1 2019600745.

By Order of the Board of Directors,

By:	/s/ Karan A. Chanana
	Name:	Karan A. Chanana
	Title:	Chairman and Chief Executive Officer

Dated: July 11, 2014

PROXY VOTING CARD

AMIRA NATURE FOODS LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy is solicited on Behalf of our Board of Directors

The undersigned hereby appoints Karan A. Chanana or Bruce C. Wacha as proxy to represent the undersigned at the Annual General Meeting of Shareholders to be held on July 22, 2014 at 12:00 noon, local time, at Bischofstrasse 90, D-47809 Krefeld, Germany, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

Unless otherwise specified, this proxy will be voted FOR Proposal 1.

The Board of Directors recommends that you vote “FOR” the proposal.

1. Election of Directors:

Karan A. Chanana	FOR ☐	AGAINST ☐	ABSTAIN ☐

Harash Pal Sethi	FOR ☐	AGAINST ☐	ABSTAIN ☐

Bimal Kishore Raizada	FOR ☐	AGAINST ☐	ABSTAIN ☐

Neal Cravens	FOR ☐	AGAINST ☐	ABSTAIN ☐

Bruce C. Wacha	FOR ☐	AGAINST ☐	ABSTAIN ☐

Shiv Surinder Kumar	FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

Signature of Shareholder:	_________________________ Date: ______________________, 2014

Signature if held jointly:	_________________________ Date: ______________________, 2014

Note: Please sign exactly as your name(s) appear(s) hereon. When shares are held by joint tenants, each should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY FORM PROMPTLY USING THE ENCLOSED ENVELOPE.